Exhibit 99.1

Ardagh Metal Packaging S.A. – Third Quarter 2021 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the third quarter ended September 30, 2021.

	Three months ended September 30,
	2021	2020 (1)	Change	Constant Currency
	$'m	$'m
Revenue	1,038	899	15%	14%
(Loss)/profit for the period	(178)	52
Adjusted EBITDA(2)	176	151	17%	15%
Loss per share	(0.32)
Adjusted earnings per share(2)	0.14

Oliver Graham, CEO of Ardagh Metal Packaging, said

“We delivered strong earnings growth in the quarter, with Adjusted EBITDA increasing by 17% to $176 million. AMP’s diversified customer base and end markets, as well as our operational agility, served us well in the quarter and enabled us to manage softness in the hard seltzer end market. We are modestly raising our full year 2021 earnings outlook, despite a highly inflationary environment for costs. We are committing to strategic new growth initiatives in the United Kingdom and the southwestern United States as we respond to strong demand for sustainable metal packaging. Both projects involve multi-line beverage can production facilities, with production commencing in 2023 and 2024.”

•	Revenue growth of 14% at constant exchange rates to $1,038 million, with Americas increasing by 16% and Europe by 11%.

•	Adjusted EBITDA growth for the quarter of 15% to $176 million at constant currency, with the Americas increasing by 28% as a result of favorable mix. Europe Adjusted EBITDA was modestly higher, reflecting a strong prior year third quarter. LTM Adjusted EBITDA to September 30, 2021 increased to $637 million, from $545 million at December 31, 2020. Adjusted EBITDA margin for the quarter increased to 17.0% (Q3 2020: 16.8%).

•	Global beverage can shipments were 6% lower in the quarter, of which over 3% was attributable to the residual impact of the cyber security incident. Excluding this, Americas shipments declined by low-single digits, principally due to hard seltzer weakness in North America and some market softness in the winter season in Brazil relative to a strong comparable. In response, AMP successfully pivoted to other stronger-growing beverage markets during the quarter. In Europe, where we are capacity constrained until 2022 pending new capacity coming online, lower shipments reflected a very strong prior year comparable, with growth of 10%.

•	Specialty cans represented 44% of shipments during the quarter.

•	Growth investment program largely on track, despite global supply chain challenges, and set to deliver significant additional capacity for 2022 and beyond. Olive Branch (MS) ramp up of two new high-speed lines is well advanced, while Winston Salem (NC) can lines will commence production around year end. Huron (OH) brownfield facility to begin ends production later this quarter, with can production commencing in early-2022. Third quarter growth investment spend of $121 million.

•	Strategic additional growth initiatives planned in the United Kingdom and the southwestern United States. Both projects involve multi-line beverage can production facilities, with production commencing in 2023 and 2024.

•	Total liquidity in excess of $0.8 billion at September 30, 2021, including a newly executed $325 million ABL facility.

•	Full year 2021 Adjusted EBITDA to be at least $660 million compared with the previously-guided at least $654 million.

Financial Performance Review

Bridge of 2020 to 2021 Revenue and Adjusted EBITDA

Three months ended September 30, 2021

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2020	421	478	899
Organic	48	77	125
FX translation	14	—	14
Revenue 2021	483	555	1,038

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2020	73	78	151
Organic	1	22	23
FX translation	2	—	2
Adjusted EBITDA 2021	76	100	176

2021 margin %	15.7%	18.0%	17.0%
2020 margin %	17.3%	16.3%	16.8%

Nine months ended September 30, 2021 (1)

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2020	1,201	1,357	2,558
Organic	97	228	325
FX translation	85	—	85
Revenue 2021	1,383	1,585	2,968

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2020	197	208	405
Organic	16	62	78
FX translation	14	—	14
Adjusted EBITDA 2021	227	270	497

2021 margin %	16.4%	17.0%	16.7%
2020 margin %	16.4%	15.3%	15.8%

Review of the three months ended September 30, 2021

Group

Revenue in the three months ended September 30, 2021 increased by $139 million, or 15%, to $1,038 million, compared with $899 million in the three months ended September 30, 2020. The increase in revenue is primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program and the pass through to customers of higher metal costs and favorable foreign currency translation effects of $14 million.

Adjusted EBITDA in the three months ended September 30, 2021 increased by $25 million, or 17%, to $176 million, compared with $151 million in the three months ended September 30, 2020. The increase was primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program and favorable foreign currency translation effects of $2 million. Included within Adjusted EBITDA in the three months ended September 30, 2021 are losses and incremental costs relating to the previously-reported cyber security incident of $11 million ($7 million in Americas and $4 million in Europe), which are fully compensated by Ardagh under the indemnity agreement in place.

Americas

Revenue increased by $77 million, or 16%, to $555 million in the three months ended September 30, 2021, compared with $478 million in the three months ended September 30, 2020. The increase in revenue principally reflected the pass through of higher metal costs and favorable volume/mix effects.

Adjusted EBITDA increased by $22 million, or 28%, to $100 million in the three months ended September 30, 2021, compared with $78 million in the three months ended September 30, 2020. The increase was mainly driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Europe

Revenue increased by $62 million, or 15%, to $483 million in the three months ended September 30, 2021, compared with $421 million in the three months ended September 30, 2020. Excluding favorable foreign currency translation effects of $14 million, revenue increased by $48 million, mainly due to favorable volume/mix effects and the pass through of higher metal costs.

Adjusted EBITDA increased by $3 million, or 4%, to $76 million in the three months ended September 30, 2021, compared with $73 million in the three months ended September 30, 2020. Excluding favorable foreign currency translation effects of $2 million, Adjusted EBITDA increased by $1 million, principally reflecting favorable volume/mix effects, including a positive impact from the Group’s growth investment program, partly offset by increased costs.

Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its third quarter 2021 earnings webcast and conference call for investors at 9.00 a.m. EST (2.00 p.m. BST) on October 28, 2021. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1502997&tp_key=acbc8f17b7

Conference call dial in:

United States: +1 323 794 2093
International: +44 330 336 9105
Participant pin code: 3746074

Slides

Supplemental slides to accompany this release are available at https://www.ardaghmetalpackaging.com/corporate/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing close to 5,000 employees and had sales of approximately $3.5 billion in 2020.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by AMP may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email:	john.sheehan@ardaghgroup.com

stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

Unaudited Consolidated Condensed Income Statement for the three months ended September 30, 2021 (1)

	Three months ended September 30, 2021
	Before	Exceptional
	exceptional items	items	Total
	$'m	$'m	$'m
Revenue	1,038	—	1,038
Cost of sales	(869)	(8)	(877)
Gross profit	169	(8)	161
Sales, general and administration expenses	(40)	(230)	(270)
Intangible amortization	(37)	—	(37)
Operating profit/(loss)	92	(238)	(146)
Net finance (expense)/income	(27)	9	(18)
Profit/(loss) before tax	65	(229)	(164)
Income tax (charge)/credit	(16)	2	(14)
Profit/(loss) for the period	49	(227)	(178)

Unaudited Consolidated Condensed Statement of Financial Position (1)

At September 30, 2021
$'m
Non-current assets
Intangible assets	1,711
Property, plant and equipment	1,620
Other non-current assets	111
3,442
Current assets
Inventories	366
Trade and other receivables	624
Cash and cash equivalents	496
Other current assets including contract assets	283
1,769
TOTAL ASSETS	5,211

TOTAL EQUITY	271

Non-current liabilities
Borrowings including lease obligations	2,851
Other non-current liabilities*	781
3,632
Current liabilities
Borrowings including lease obligations	54
Payables and other current liabilities	1,254
1,308
TOTAL LIABILITIES	4,940
TOTAL EQUITY and LIABILITIES	5,211

* Other non-current liabilities include liabilities for earnout shares of $282 million and warrants of $37 million.

Unaudited Consolidated Condensed Statement of Cash Flows (1)

Three months ended September 30, 2021
$'m
Cash flows from operating activities
Cash from operations (3)	138
Interest received	7
Income tax paid	(7)
Cash flows from operating activities	138

Cash flows used in investing activities
Capital expenditure	(139)
Cash flows used in investing activities	(139)

Cash flows from financing activities
Changes in borrowings	7
Repayment of related party borrowings to Ardagh	(996)
Proceeds from share issuance, net of costs	934
Lease payments	(12)
Other financing cash flows	(8)
Net cash outflow from financing activities	(75)

Net decrease in cash and cash equivalents	(76)

Cash and cash equivalents at beginning of period	587
Foreign exchange loss on cash and cash equivalents	(15)
Cash and cash equivalents at end of period	496

Financial assets and liabilities

At September 30, 2021, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured and Senior Notes	2,750	—
Global Asset Based Loan Facility	—	325
Lease obligations	185	—
Other borrowings/credit lines	11	—
Total borrowings / undrawn facilities	2,946	325
Deferred debt issue costs	(41)	—
Net borrowings / undrawn facilities	2,905	325
Cash and cash equivalents	(496)	496
Net debt / available liquidity	2,409	821

	At September 30, 2021
	$'m
Net Debt	2,409
LTM Adjusted EBITDA	637
Net debt to LTM Adjusted EBITDA (4)	3.8	x

Reconciliation of loss for the period to Adjusted profit

Three months ended September 30, 2021
$'m
Loss for the period	(178)
Exceptional items, net of tax	227
Intangible amortization, net of tax	29
Adjusted profit for the period	78

Weighted average common shares	562.8

Loss per share	(0.32)

Adjusted earnings per share	0.14

Reconciliation of loss for the period to Adjusted EBITDA(5), Adjusted operating cash flow and Adjusted free cash flow

Three months ended September 30, 2021
$'m
Loss for the period	(178)
Income tax charge	14
Net finance expense	18
Depreciation and amortization	84
Exceptional operating items	238
Adjusted EBITDA	176
Movement in working capital	(23)
Capital expenditure	(139)
Lease payments	(12)
Adjusted operating cash flow	2
Interest received	7
Income tax paid	(7)
Adjusted free cash flow	2

Related Footnotes

(1) For information related to and including the period prior to April 1, 2021, please refer to the unaudited combined interim financial statements prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A., as included in the unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2021, which are available at https://www.ardaghmetalpackaging.com/corporate/investors

(2) For a reconciliation to the most comparable GAAP measures, see Page 7.

(3) Cash from operations is derived from the aggregate of Adjusted EBITDA as presented on Page 7, working capital outflows of $23 million and other exceptional cash outflows of $15 million.

(4) Net debt is comprised of net borrowings, net of cash and cash equivalents and restricted cash held in escrow. Net borrowings comprises non-current and current borrowings including lease obligations. LTM Adjusted EBITDA at September 30, 2021 is derived from Adjusted EBITDA as presented on Page 2 for the nine months ended September 30, 2021 and 2020, respectively, and Adjusted EBITDA as presented in the audited combined financial statements of the AMP Business for the year ended December 31, 2020, as included on pages F-2 to F-60 of Amendment No. 3 of the Company’s Registration Statement on Form F-4 (333-254005) filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2021 (the “Form F-4”).

(5) AMP does not present a reconciliation to the most comparable GAAP measure for Adjusted EBITDA for the three and nine months ended September 30, 2020 and the nine months ended September 30, 2021, because such information was historically reported to provide information about reportable segments of the Ardagh Group S.A. and its subsidiaries. See the unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2021 referred to in Note (1).